Exhibit (d)(15)

NORTHERN INSTITUTIONAL FUNDS

EXPENSE REIMBURSEMENT AGREEMENT

Agreement (“Agreement”) dated as of the 1st day of October, 2014 by and between NORTHERN INSTITUTIONAL FUNDS (the “Trust”), a Delaware business trust and a registered investment company under the Investment Company Act of 1940, as amended, and NORTHERN TRUST INVESTMENTS, INC. (“NTI”).

WHEREAS, NTI serves as investment adviser to the portfolio listed on Exhibit A hereto (the “Portfolio”) pursuant to a Management Agreement (the “Management Agreement”) between the Trust and NTI dated June 30, 2014.

WHEREAS, the parties to this Agreement wish to provide for an undertaking by NTI to reimburse certain, but not all, of the expenses for the Portfolio set forth on Exhibit A.

NOW THEREFORE, in consideration of the foregoing, the parties intending to be legally bound hereby, agree as follows:

1. NTI shall, from the date of this Agreement, reimburse a portion of the operating expenses of the Portfolio set forth on Exhibit A so that after such reimbursement the total annual portfolio operating expenses of the Portfolio expressed as a percentage of average daily net assets shall not exceed the amount set forth on Exhibit A (“Expense Limit”), subject to certain excepted expenses (“Excepted Expenses”) as agreed to by the parties in writing from time to time. NTI shall first reimburse management fees payable by the Portfolio, and then reimburse other operating expenses of the Portfolio to the extent the amount of difference between the Portfolio’s operating expenses and the Expense Limit exceeds the management fees payable by the Portfolio.

2. The termination date of this Agreement is April 1, 2016 (the “Initial Term”). This Agreement shall continue automatically for periods of one year (each such one year period, a “Renewal Year”). This Agreement may be terminated, as to any succeeding Renewal Year, by either party upon 60 days’ written notice prior to the end of the current Initial Term or then current Renewal Year. Notwithstanding the foregoing, this Agreement may be terminated by the Trust’s Board of Trustees, with respect to the Portfolio, at any time if it determines that such termination is in the best interest of the Portfolio and its shareholders.

3. NTI acknowledges and agrees that it shall not be entitled to collect on or make a claim for reimbursed expenses that are the subject of this Agreement at any time in the future.

4. This Agreement shall be governed by and construed under the laws of the State of Illinois, without regard to its conflict of law provisions. This Agreement may be signed in counterparts.

5. This Agreement represents the entire agreement between the parties regarding its subject matter and supersedes the Expense Reimbursement Agreement between the parties dated as of June 30, 2014 (the “Prior Agreement”) as to the Portfolio but not as to other portfolios under the Prior Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of the day and year first above written.

NORTHERN INSTITUTIONAL FUNDS

By:	/s/ Lloyd A. Wennlund
Name:	Lloyd A. Wennlund
Title:	President

NORTHERN TRUST INVESTMENTS, INC.

By:	/s/ Randal Rein
Name:	Randal Rein
Title:	Senior Vice President

Exhibit A

Northern Institutional Funds

	Name of Portfolio	Total Annual Portfolio Operating Expenses After Expense Reimbursement
		(expressed as a percentage of each Portfolio’s average daily net assets)
1.	Liquid Assets Portfolio	0.03%